UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, foreseeably at first call on 13 March 2020, which has been published today on the daily press and on BBVA’s website: www.bbva.com.

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website: www.bbva.com.

Madrid, 12 February 2020

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL GENERAL MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, 13 MARCH 2020

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Company, BBVA or the Bank), at its meeting on 10 February 2020, agreed to call the Company’s Annual General Meeting, which will be held in Bilbao at Palacio Euskalduna, 4 Avenida Abandoibarra, on 13 March 2020, at 12 noon on first call, and in the same location and at the same time on 14 March 2020 on second call, in accordance with the following:

AGENDA

ONE.- Annual financial statements, allocation of profit and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2019.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2019.

1.3.	Approval of the allocation of profit for the 2019 financial year.

1.4.	Approval of corporate management during the 2019 financial year.

TWO.- Adoption of the following resolutions on the re-election and appointment of members of the Board of Directors:

2.1.	Re-election of Ms Lourdes Máiz Carro.

2.2.	Re-election of Ms Susana Rodríguez Vidarte.

2.3.	Appointment of Mr Raúl Catarino Galamba de Oliveira.

2.4.	Appointment of Ms Ana Leonor Revenga Shanklin.

2.5.	Appointment of Mr Carlos Vicente Salazar Lomelín.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile.

FOUR.- Re-appointment of the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the 2020 financial year.

FIVE.- Delegation of powers on the Board of Directors, with the power of substitution, to formalise, rectify, interpret and execute the resolutions adopted by the Annual General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

SUPPLEMENT TO THE CALLING OF THE MEETING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing at least three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more agenda items, provided that the new items are accompanied by a substantiation or, where applicable, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters that are already included or that should be included on the agenda.

If these rights are to be exercised, due notice must be provided to the Company at its registered office at 4 Plaza de San Nicolás, 48005, Bilbao, Spain, within five days following the publication of this calling.

ATTENDANCE

In accordance with the Bylaws, holders of 500 or more shares that have been recorded in the corresponding accounting registry at least five days before the scheduled date of the Annual General Meeting will be entitled to attend the Meeting.

As the Annual General Meeting is likely to be held on first call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have registered their shares in their name no later than 8 March 2020 in order to participate in and vote at the Meeting.

The Company will issue a personalised attendance card to each shareholder entitled to attend who so requests, granting access to the venue where the Annual General Meeting is to be held and indicating the number of shares held. Requests may be sent to the Shareholder Helpdesk, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch in Spain.

Holders of fewer than 500 shares may group together to reach or exceed the required number, and shall name a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch in Spain.

In order to confirm the identity of shareholders or their valid proxies, on entering the venue where the Annual General Meeting is to be held, attendees will be asked to present their attendance card, documents confirming their status as proxy and, where necessary, their Spanish national identity document or any other official document generally accepted for such purposes.

REMOTE VOTING AND PROXIES

VOTING AND DELEGATION OF PROXIES IN WRITING

Shareholders not personally attending the Annual General Meeting may submit a ballot, using the voting form included on the attendance card, which can be requested and submitted at any BBVA branch in Spain.

Shareholders wishing to vote by post may request, from the date of publication of this notice of the Annual General Meeting, through the Shareholder Helpdesk or at any BBVA branch in Spain, that the Company issue a postal voting document in their name. Once completed by the established deadline and according to the instructions therein, this document must be sent by registered post with acknowledgement of receipt to the Shareholder Helpdesk at C/ Azul 4, 28050 Madrid, Spain, to be processed and counted.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In order to be processed, remote votes must be received at least 24 hours prior to the scheduled date of the Annual General Meeting on first call. Any votes arriving after this time will not be counted.

Any shareholder entitled to attend may be represented at the Annual General Meeting by another person, who need not necessarily be a shareholder. Such representation must be conferred using the delegation form included on the attendance card and may be sent to the Company by any of the means set out in this section.

ELECTRONIC VOTING AND DELEGATION OF PROXIES

Shareholders can exercise their voting and proxy delegation rights electronically via the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the BBVA España app), which is available free of charge from the Play Store and App Store.

In order to prove their identity, shareholders who wish to vote or delegate a proxy electronically must have a passcode.

Shareholders who use BBVA electronic banking (shareholders who have a Multichannel Contract with the Bank) may vote or delegate proxies electronically using the passcode they use to access the online banking website (www.bbva.es) or the BBVA España app.

Shareholders who do not use electronic banking and shareholders who are legal persons must obtain a passcode via the Bank’s corporate website (www.bbva.com) to access the computer applications that are available for the 2020 Annual General Meeting on the corporate website (www.bbva.com). To do this, shareholders must follow the instructions in the 2020 Annual General Meeting/Electronic Vote and Proxy page of the Bank’s corporate website (www.bbva.com).

Shareholders may exercise their voting and delegation rights electronically prior to the Annual General Meeting, from 19 February 2020 until 12 noon on the day before the Annual General Meeting is held on first call, i.e., until 12 noon on 12 March 2020, as follows:

a)	for shareholders who use electronic banking, via the 2020 BBVA Annual General Meeting/Electronic Vote and Proxy page of the Bank’s online banking website (www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use electronic banking and shareholders who are legal entities, via the 2020 Annual General Meeting/Electronic Vote and Proxy page of the Company’s corporate website (www.bbva.com), once they have obtained their passcode.

In both cases, shareholders must fill in the relevant forms and follow the relevant instructions to exercise these rights.

All information pertaining to voting and/or delegating proxies electronically will be available on the 2020 Annual General Meeting page of the Company’s corporate website (www.bbva.com).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, shut down or restrict the mechanisms for electronic voting and proxy delegation when necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overloads, breakdowns, downed lines, connection faults or similar events beyond its control that may temporarily prevent the use of the electronic voting or proxy systems.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the Annual General Meeting will revoke any vote or proxy submitted prior to the Meeting.

Proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the Annual General Meeting, that directors provide any information or clarifications that they deem necessary, or submit written queries regarding matters on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the previous Annual General Meeting, or the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Helpdesk at C/ Azul 4, 28050 Madrid, Spain, or by email to the address given in the Right to Information section of the 2020 Annual General Meeting page of the Company’s corporate website (www.bbva.com), following the instructions therein.

As of the time of this calling, any shareholder may review, at the registered office (4 Plaza de San Nicolás, Bilbao, Spain) or on the 2020 Annual General Meeting page of the Company’s corporate website (www.bbva.com), the full texts of the proposed resolutions submitted for the approval of the Annual General Meeting; the annual financial statements and management reports, both individual and consolidated, which include the non-financial information statement of the Bank and its consolidated Group, and which will be submitted for the approval of the Annual General Meeting together with the respective statutory auditors’ reports; the Annual Corporate Governance Report corresponding to the 2019 financial year; the curriculum vitae, category (condition) and mandatory proposals and reports on the re-election and appointment of directors proposed under agenda item Two; the Board of Directors’ report concerning the proposal submitted under agenda item Three; and the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. In addition, the shareholders will be provided with the full text of the Regulations of the Board of Directors, the new wording of which will be reported to the Annual General Meeting, and any other legal documentation relating to the Annual General Meeting.

Furthermore, shareholders will have access to the reports of the directors and independent expert/auditor (appointed by the Commercial Registry) other than the Company auditor that have been issued since the previous Annual General Meeting regarding the use of delegation to issue convertible bonds (CoCo issuance), which will be presented to the Annual General Meeting and which were published and made available to shareholders at the time of their issuance.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Shareholders may request that all of the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the Annual General Meeting, all documents and information relating to the Annual General Meeting will be available on the 2020 Annual General Meeting page of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDERS FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the Annual General Meeting, BBVA has set up an Online Shareholders Forum on the Company’s corporate website (www.bbva.com) for the legally established purpose, which individual shareholders and duly authorised voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

Shareholders may use the Forum to publish proposals that they wish to submit as supplements to the agenda listed in the calling, requests to second these proposals, and initiatives to achieve the percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxies in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders, and is intended solely to facilitate communication between BBVA shareholders for the calling of the Annual General Meeting before it is held.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided on the 2020 Annual General Meeting page of the Bank’s corporate website (www.bbva.com).

Shareholders who use electronic banking can sign into on the Forum using he passcode they use to access the online banking website (www.bbva.es) or the BBVA España app.

Shareholders who do not use electronic banking and shareholders who are legal persons must obtain a passcode via the Bank’s corporate website (www.bbva.com) to access the computer applications that are available for the 2020 Annual General Meeting on the corporate website (www.bbva.com). To do this, shareholders must follow the instructions in the Online Shareholders Forum section on the 2020 Annual General Meeting page of the Bank’s corporate website (www.bbva.com).

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the Annual General Meeting that is not provided in this notice.

For more information, shareholders may contact the Shareholder Helpdesk at C/ Azul 4, 28050 Madrid, Spain, from 9 am to 6 pm, Monday to Friday; telephone the Shareholder Helpline on (+34) 91 224 98 21 from 8 am to 10 pm, Monday to Friday; or send an email to accionistas@bbva.com.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

NOTARY PUBLIC AT THE ANNUAL GENERAL MEETING

The Board of Directors has agreed to require the presence of a Notary Public to take the minutes of the Annual General Meeting, pursuant to Article 203 of the Corporate Enterprises Act and Article 101 of the Regulations of the Commercial Registry.

PROCESSING OF PERSONAL DATA

BBVA will process the personal data provided to it by shareholders or depository institutions in order to call and hold the Annual General Meeting.

In accordance with the provisions of Spanish Organic Law 3/2018, of 5 December, on Personal Data Protection and Digital Rights Guarantee, the link to BBVA’s personal data protection policy for shareholders is hereby provided shareholdersandinvestors.bbva.com/PTDA. The right of access to and rectification or erasure of personal data, the right to object, the right to data portability and the right to the restriction of processing may be exercised in accordance with the provisions of said policy.

NOTE

THE ANNUAL GENERAL MEETING IS SCHEDULED TO BE HELD, ON FIRST CALL, ON 13 MARCH 2020 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, 12 February 2020, the Corporate Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 13 MARCH 2020

1.1.

Approve, under the terms set out in the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31 December 2019, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group for the same financial year.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo and the Deputy Secretary to the Board, Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group, as well as to issue the corresponding certificates, pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated group for the year ending 31 December 2019.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo and the Deputy Secretary to the Board, Rosario Mirat Santiago, so that, any of them, indistinctly, and with powers of substitution, may complete (diligenciar), correct, formalise, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2019 in the amount of EUR 2,240,878,570.66 (two billion, two hundred and forty million, eight hundred and seventy-eight thousand, five hundred and seventy euros and sixty-six cents of euro), as follows:

●

The amount of EUR 1,733,650,510.80 (one billion, seven hundred and thirty-three million, six hundred and fifty thousand, five hundred and ten euros and eighty cents of euro) to the payment of dividends, of which: (a) EUR 666,788,658 (six hundred and sixty-six million, seven hundred and eighty-eight thousand, six hundred and fifty-eight euros) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2019 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 2 October 2019; and (b) the remaining EUR 1,066,861,852.80 (one billion, sixty-six million, eight hundred and sixty-one thousand, eight hundred and fifty-two euros and eighty cents of euro) will be allocated to the payment of the final dividend for the year 2019 in an amount of EUR 0.16 (sixteen cents of euro) per share, which will be paid to shareholders on 9 April 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 2 October 2019 approving the payment of the aforementioned amount as an interim dividend on account of the 2019 dividend.

●

The amount of EUR 418,927,321.80 (four hundred and eighteen million, nine hundred and twenty-seven thousand, three hundred and twenty-one euros and eighty cents of euro), to the payment made in the year 2019 to cover the remuneration of the additional tier 1 capital instruments issued by Banco Bilbao Vizcaya Argentaria, S.A. in February 2014, February 2015, April 2016, May 2017, November 2017, September 2018, March 2019 and September 2019.

●

The remaining profit, that is, the amount of EUR 88,300,738.06 (eighty-eight million, three hundred thousand, seven hundred and thirty-eight euros and six cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 13 MARCH 2020

On this item of the agenda, on the basis of the proposal of the Appointments and Corporate Governance Committee, the re-election of Ms Lourdes Máiz Carro as a member of the Board of Directors is submitted to the General Meeting for approval, for the statutory period of three years, with the status of independent director.

Prior favourable report of the Appointments and Corporate Governance Committee, the re-election of Ms Susana Rodríguez Vidarte as a member of the Board of Directors is likewise submitted to the General Meeting for approval, for the statutory period of three years, with the status of external director.

Moreover, on the basis of the proposals of the Appointments and Corporate Governance Committee, the appointment of Mr Raúl Catarino Galamba de Oliveira and Ms Ana Leonor Revenga Shanklin as new members of the Board of Directors is submitted to the General Meeting for approval, for the statutory period of three years, with the status of independent directors.

Lastly, prior favourable report of the Appointments and Corporate Governance Committee, the appointment of Mr Carlos Vicente Salazar Lomelín as new member of the Board of Directors is submitted to the General Meeting for approval, for the statutory period of three years, with the status of external director.

The appointments of Mr Raúl Catarino Galamba de Oliveira, of Ms Ana Leonor Revenga Shanklin and of Mr Carlos Vicente Salazar Lomelín will cover the vacancies of Mr Tomás Alfaro Drake, Mr José Manuel González-Páramo Martínez-Murillo and Mr Carlos Loring Martínez de Irujo, which will take effect on the day of the holding of the General Meeting, in light of their re-election not being submitted to the General Meeting.

All the re-elections and appointments proposed are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable reports of the Appointments and Corporate Governance Committee pertaining the proposed re-election of Ms Susana Rodríguez Vidarte and the proposed appointment of Mr Carlos Vicente Salazar Lomelín.

Consequently, the following proposals are submitted to the General Meeting:

2.1.

Re-elect Ms Lourdes Máiz Carro, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.2.

Re-elect Ms Susana Rodríguez Vidarte, of legal age, Spanish nationality and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.3.

Appoint Mr Raúl Catarino Galamba de Oliveira, of legal age, Portuguese nationality, with passport no. P036016 in force and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.4.

Appoint Ms Ana Leonor Revenga Shanklin, of legal age, Spanish nationality, with ID (DNI) no. 05391902N in force and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.5.

Appoint Mr Carlos Vicente Salazar Lomelín, of legal age, Mexican nationality, with passport no. G30387823 in force and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the agenda, which will be reported to the Annual General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 13 MARCH 2020

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 10 February 2020, and which has been made available to shareholders as of the date on which the convening notice of this General Meeting was made public.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 13 MARCH 2020

Re-appoint the audit firm KPMG Auditores, S.L., with registered office in Madrid, Paseo de la Castellana, 259C and company tax code B-78510153, filed under number S0702 in the Spanish Official Registry of Account Auditors, and registered in the Commercial Registry of Madrid under volume 11,961, page 90, section 8, sheet M-188,007, as Auditor of the Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group, for the fiscal year 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 13 MARCH 2020

Authorise the Board of Directors, with express substitution powers in favour of the Executive Committee or to the director or directors it deems convenient, as well as in favour of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorise the Chairman, Carlos Torres Vila; the Corporate Secretary and of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Rosario Mirat Santiago, so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this Annual General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 13 MARCH 2020

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A., corresponding to financial year 2019, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the convening notice was made public.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Ms Lourdes Máiz Carro Director

Born in 1959

Spanish nationality

Holds degrees in Law and Philosophy and Education Sciences from the Complutense

University of Madrid, and a PhD in Philosophy

Extraordinary Bachelor of Philosophy Award and Extraordinary PhD Award

Professional experience:

1982-1987	Researcher at the Faculty of Philosophy at the Complutense University of Madrid, where she taught classes in Metaphysics and Theory of Knowledge.

1992-1993	Became an Attorney for the State and practised law at the Spanish Ministry of Public Administration, where she was appointed deputy to the Director.

1993-2001

Held various positions in Public Administration in Spain: Director of the Cabinet of the Assistant Secretary of Public Administration; Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organisation, Personnel and IT (Ministry of Public Administration); General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance; and Technical General Secretariat of the Ministry of Agriculture, Fisheries and Food.

2001-2016	Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España.

She has been a director at several companies, including RENFE, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), INISAS Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución and Banco Hipotecario.

She was appointed as a director of BBVA on 14 March 2014, position that she currently holds.

Ms Susana Rodríguez Vidarte Director

Born in 1955

Spanish nationality

She holds a doctorate in Economics and Business Administration from the University of Deusto

Professional experience:

She has spent the majority of her career in academia:

1996–2009	Dean of the Faculty of Economics and Business Administration at the University of Deusto

2003–2008	Director of the Instituto Internacional de Dirección de Empresas (INSIDE)

2009–2012	Director of the Postgraduate Area (Deusto Business School)

1980	Co-editor of the Boletín de Estudios Económicos

1989	Non-practising member of the Institute of Accounting and Accounts Auditing

1995	Professor of Strategy at the Faculty of Economics and Business Administration at the University of Deusto

She is currently a member of the Board of Trustees of the Luis Bernaola Foundation and of the BBVA Microfinance Foundation. She was also a member of the Board of Trustees of the Deusto Foundation and of the Board of Directors of the Basque Institute of Competitiveness until 2004 and 2009 respectively.

She was appointed a BBVA director on 28 May 2002, position that she currently holds.

Mr Raúl Catarino Galamba de Oliveira

Born in 1964

Portuguese nationality

Graduate of Mechanical Engineering from IST (Instituto Superior Técnico — School of engineering and technology), Portugal

Master of Science (MS) in Mechanical Engineering-Systems from IST, Portugal

Master’s degree (MBA) from the Nova School of Business and Economics, Portugal

Professional experience:

1987–1990	Lecturer and researcher in Control Systems at the Instituto Superior Técnico of the Technical University of Lisbon, in Lisbon

Lecturer and researcher in Computer Science at the Catholic University of Portugal in Lisbon

1990–2017	McKinsey & Company

Partner since 1995 – European practice of Financial Services

Director since 2000 – Global practice of Financial Services

Other managerial responsibilities:

Managing Partner for Spain and Portugal (2005–2011) Managing Partner of Global Risk practice (2013–2016) Member of the Global Shareholders Council (2005–2011)

Member of the Partner Election and Evaluation Committees (2001–2017)

Member of the Remunerations Committee (2005-2013) Chairman of the Global Learning Board (2006–2011)

Chairman of the Global Editorial Board of “McKinsey on Risk” (2014–2017)

Other occupations:

Since 2017	José de Mello Saúde (Member of the Board of Directors)

Since 2019	José de Mello Capital (Member of the Board of Directors)

The company CTT - Correios de Portugal, S.A. (CTT) has published, on 7 February 2020, that the appointment of Mr Galamba de Oliveira as new member and non-executive chair of the board of directors will be proposed to the next annual general assembly to be held by said company.

Ms Ana Leonor Revenga Shanklin

Born in 1963

Spanish nationality

BA in Economics and Mathematics, magna cum laude, Wellesley College, USA. MA and PhD. in Economics from Harvard University, USA. Human Rights certification, Faculty of Law, University of Geneva, Switzerland.

Professional experience:

1986–1990	Researcher on the Labour Studies Programme at the National Bureau of Economic Research, USA.

1992–1994	Economist, Office of Monetary and Financial Studies, Bank of Spain

1993–1994	Professor of International Economics at the Centre for Monetary and Financial Studies (CEMFI), Spain

World Bank

1994–2014

Technical and management positions at the institution, held in East Asia and Pacific, Europe and Central Asia, Latin America and the Caribbean region. Until June 2014, she was Director of Human Development in Europe and Central Asia (as well as Acting Vice President for Poverty Reduction and Economic Management).

2014–2016	Senior Director Global Poverty & Equity

2016–2017	Deputy Chief Economist

  Other occupations:

Since 2017	Member of the Advisory Panel on Social Europe of the Centre for European Policy Studies, Brussels, Belgium

Since 2017	Associate Researcher at the German Development Institute, Bonn, Germany

Since 2018	Senior Fellow at the Brookings Institution, USA

Since 2018	President of the Board at the ISEAK Foundation

Since 2019	Associate Professor at the Walsh School of Foreign Service, Georgetown University, USA

Since 2019	Member of the Board of Trustees of the BBVA Microfinance Foundation.

Mr Carlos Vicente Salazar Lomelín

Born in 1951

Mexican nationality

Bachelor of Economics and postgraduate studies in Business Administration at the Monterrey Institute of Technology and Higher Education.

Professional experience:

1973–2019	Fomento Económico Mexicano S.A.B. de C.V. Group (FEMSA)

General Manager of Cervecería Cuauhtémoc-Moctezuma and subsequently General Manager of FEMSA between 2014 and 2017

Other occupations:

Since 2017	Independent director at Sukarne
Since 2019	Independent director at Alsea

Mr Salazar Lomelín actively participates in various educational institutions and social and business organisations and forums. Of particular note is his experience as professor of economics for more than 40 years at the Monterrey Institute of Technology and Higher Education, and the fact that he has been Executive Chairman of the Committee for Nuevo León since 2014 and Chairman of the Committee for Economic Proposal of COPARMEX since 2018.

In addition, since 2019 he has been Chairman of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial de México).

He is currently a director at Grupo Financiero BBVA Bancomer, S.A. de C.V., and Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 12, 2020
	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors